

November 21, 2012

Mr. Nicolas Holland
Chief Executive Officer
Gold Fields Limited
150 Helen Road, Sandown
Sandton, 2196
South Africa

Re: GFI Mining South Africa (Proprietary) Limited (the Company)
       Confidential Draft Registration Statement on Form 20-F

Dear Mr. Holland,

In your letter dated November 8, 2012, you request on behalf of the Company that the staff waive the requirement of Item 8.A.4 of Form 20-F to include audited financial statements of the Company as of a date not older than 12 months at the time the registration statement is filed, with respect to the Company's registration statement on Form 20-F.

Your letter acknowledges that the Company must still comply with the requirement of Item 8.A.4 of Form 20-F to include audited financial statements not older than 15 months at the time the registration statement is declared effective.

Based on the information in your letter, the staff will waive the requirement to include audited financial statements of the Company as of a date not older than 12 months at the time the registration statement is filed, provided that, as you have undertaken, the Company files the representations specified by Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to the registration statement.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3683.

Sincerely,

Jill Davis
Associate Chief Accountant